82-3138

BAE SYSTEMS

04 MAR 30 AM 7:21

Jan Jenner
Investor Relations

04010945

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SUPPL

MAR 3 0 2004
THOMSON
FINANCIAL

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Announcement Details

Company Name	BAE SYSTEMS PLC
Category	Re Contract
Headline	Re Contract
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Jan Jenner
Contact Telephone No	01252 383 730
Additional Distribution	None

04 MAR 30 AM 7:21

Full Announcement Text

BAE SYSTEMS HAWK TRAINER – INDIA IMPLEMENTATION MoU SIGNED

The Government of India today signed a Memorandum of Understanding with the British Hig India in New Delhi 'for the effective and uninterrupted implementation of the contracts regardi HAWK Advanced Jet Trainers (AJTs)'. This underpins the supply of 66 aircraft, with associated pilot training.

Commenting on the news, Sir Richard Evans, Chairman, BAE Systems said, "I am deligh Government has chosen the Hawk, the world's best selling advanced jet trainer, for the Ind programme will continue the company's long standing relationship with India; particula Aeronautics Limited (HAL), a long term partner. BAE Systems has been partnering with Indian sixty years and today's announcement ensures that this association will continue well into the 21st

The selection of Hawk by the Indian Government represents a significant programme for BAE batch of 24 aircraft will be built at BAE Systems' facilities in the UK with the first aircraft to Indian Air Force in 2007. The following 42 will be manufactured in India through a partnership w

The Indian Air Force is to receive an advanced version of the Hawk 100 series. It features a glass

On-Throttle-And-Stick (HOTAS) controls, head down Multi-Function Displays (MFD), a Head The aircraft utilises the Rolls Royce Adour engine, which has a high degree of commonality service with the Indian Air Force Jaguar aircraft.

Issued by

BAE Systems plc

London

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Announcement Details

Company Name	BAE SYSTEMS PLC
Category	Miscellaneous (add headline)
Headline	Miscellaneous (add headline)
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Jan Jenner
Contact Telephone No	01252 383 730
Additional Distribution	None

04 MAR 30 AM 7:21

Full Announcement Text

22 March 2004

"BAE Systems and Finmeccanica achieve an important milestone in the Eurosystems transa

BAE Systems and Finmeccanica are pleased to announce that they have achieved an important mi Eurosystems transaction.

The Eurosystems partnership - initially announced with the signing of the preliminary MoU on Jul represents the common will of Finmeccanica and BAE Systems to reinforce their strategic co-oper extension to other business activities. To this aim, a Strategic Steering Council will be established the co-ordination in all relevant areas of common interest, identifying opportunities either within t ventures or by the formation of new entities.

The companies have agreed in principle the businesses to be included in the transaction and their r valuations.

The companies will form two joint ventures each under the clear operational control of one of the

- A Systems Integration business, to be majority owned by BAE Systems, with capabilities in systems and sub-systems, combat management systems, land and naval radar.
- An Avionics business, to be majority owned by Finmeccanica, with capabilities in sensor sy radar, mission systems, electro-optics and electronic warfare systems.

Recognising the relative sizes of the companies' communications businesses, it has been agreed th through Marconi Selenia Communications, will acquire the relevant BAE Systems communicatior UK. These activities will considerably strengthen the capability of Marconi Selenia Communicatic

It has also been agreed in principle that Finmeccanica will acquire the Air Traffic Management act Marconi Systems. The companies believe that these activities will be more fully developed throug with the related Finmeccanica activities in this area, such as those ones carried out their in the Spa

The overall turnover of the activities involved in the transaction is around € 3.7 bn.

Sir Richard Evans and Pier Francesco Guarguaglini, the Chairmen of the respective parent compar statement today: "Achieving this milestone is further evidence of the developing strategic relations two groups. Thanks to Eurosystems, leading global players will be established that can deliver adv sensor solutions to their customers. The agreement announced today represents the major decision complete this transaction by mid-year."

The next step is for the companies to conduct due diligence and to prepare the contractual docume

Issued by

BAE Systems plc

London

---

previous cancel confirm

22 March 2004

"BAE Systems and Finmeccanica achieve an important milestone in the Eurosystems transaction"

BAE Systems and Finmeccanica are pleased to announce that they have achieved an important milestone in the Eurosystems transaction.

The Eurosystems partnership - initially announced with the signing of the preliminary MoU on July 3, 2003 - represents the common will of Finmeccanica and BAE Systems to reinforce their strategic co-operation, through an extension to other business activities. To this aim, a Strategic Steering Council will be established in order to oversee the co-ordination in all relevant areas of common interest, identifying opportunities either within the existing joint ventures or by the formation of new entities.

The companies have agreed in principle the businesses to be included in the transaction and their respective valuations.

The companies will form two joint ventures each under the clear operational control of one of the parents:

- A Systems Integration business, to be majority owned by BAE Systems, with capabilities in information systems and sub-systems, combat management systems, land and naval radar.
- An Avionics business, to be majority owned by Finmeccanica, with capabilities in sensor systems, airborne radar, mission systems, electro-optics and electronic warfare systems.

Recognising the relative sizes of the companies' communications businesses, it has been agreed that Finmeccanica, through Marconi Selenia Communications, will acquire the relevant BAE Systems communication activities in the UK. These activities will considerably strengthen the capability of Marconi Selenia Communications in the UK.

It has also been agreed in principle that Finmeccanica will acquire the Air Traffic Management activities of Alenia Marconi Systems. The companies believe that these activities will be more fully developed through closer alignment with the related Finmeccanica activities in this area, such as those ones carried out their in the Space field.

The overall turnover of the activities involved in the transaction is around € 3.7 bn.

Sir Richard Evans and Pier Francesco Guarguaglini, the Chairmen of the respective parent companies, said in a joint statement today: "Achieving this milestone is further evidence of the developing strategic relationships between our two groups. Thanks to Eurosystems, leading global players will be established that can deliver advanced system and sensor solutions to their customers. The agreement announced today represents the major decision point to progress to complete this transaction by mid-year."

The next step is for the companies to conduct due diligence and to prepare the contractual documents.

Issued by
BAE Systems plc
London